EXHIBIT 12.1
BIOMED REALTY TRUST, INC.
STATEMENT OF COMPUTATION OF RATIOS

	BioMed Realty Trust, Inc.
					Period	Period
					August 11,	January 1,
					2004 through	2004 through
	Year Ended December 31,				December 31,	August 17,
	2008	2007	2006	2005	2004	2004
Calculation of Earnings:
Add:
Income from continuing operations before minority interests and income/loss from unconsolidated joint ventures	$66,974	$74,231	$35,018	$17,877	$5,062	$1,001
Amortization of interest capitalized	1,307	59	43	20	6	11
Distributions from unconsolidated joint ventures	687	357	130	106	27	—
Fixed charges (see below)	80,854	84,353	48,286	23,934	1,180	1,760

Subtract:
Interest capitalized	(41,242)	(56,699)	(7,614)	(708)	—	—

Total earnings before fixed charges	108,580	102,301	75,863	41,229	6,275	2,772

Fixed charges:
Interest expensed	39,612	27,654	40,672	23,226	1,180	1,760
Interest capitalized	41,242	56,699	7,614	708	—	—

Total fixed charges	80,854	84,353	48,286	23,934	1,180	1,760

Ratio of earnings to fixed charges	1.3	1.2	1.6	1.7	5.3	1.6

Ratio of earnings to combined fixed charges and preferred stock dividends	1.1	1.0	1.6	1.7	5.3	1.6

Preferred stock dividends	$16,963	$16,868	$—	$—	$—	$—